

Mail Stop 3561

December 9, 2016

James W. Woodall
Chief Financial Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

  Re: **Fidelity National Information Services, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2015
      Response Dated November 8, 2016
      File No. 01-16427

Dear Mr. Woodall:

  We have reviewed your November 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

(18) Segment Information, page 83

1. We note your response to comment 2. In order for us to better understand how you concluded your Institutional & Wholesale ("I&W") and International Banking & Payments ("IB&P) operating segments were economically similar please address the following:

    - Explain to us why the gross margins at your I&W and IB&P operating segments are different. In this regard, explain to us the factors which are driving the differences in the gross margins of these operating segments.

- Tell us the reasons for the differences in the 2016 Plan Adjusted EBITDA margin among the I&W and IB&P operating segments.

- Tell us how you assessed or considered any differences in trends in the historical and projected revenue, Adjusted EBITDA, and Adjusted EBITDA margin among the I&W and IB&P operating segments.

- If available, please provide to us the initial 2017 budget targets for revenue, Adjusted EBITDA, and Adjusted EBITDA margin among the I&W and IB&P operating segments. Please explain to us any meaningful differences, if applicable, in your 2017 budget targets compared to historical results. Tell us if you expect 2017 will be indicative of your expected results going forward.

- Provide us with a tabular reconciliation of your adjusted EBITDA and adjusted EBITDA margins by operating segment from an unadjusted to an adjusted basis explaining the reasons for any significant differences.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products